Report of Independent Registered Public Accounting
Firm

The Board of Directors of
BNY Mellon Investment Funds I:

We have examined management of BNY Mellon
Investment Funds I's assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon Diversified
Emerging Markets Fund, BNY Mellon Small Cap Growth
Fund, BNY Mellon Small Cap Value Fund, BNY Mellon
Small/ Mid Cap Growth Fund, and BNY Mellon
International Equity Fund (collectively, the "September
30th Funds"), and BNY Mellon Global Fixed Income Fund
(the "December 31st Fund"), (collectively with the
September 30th Funds, the "Funds"), each a series of  BNY
Mellon Investment Funds I, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) (the specified requirements) as of April 30, 2023. BNY Mellon
Investment Funds I's management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with
attestation standards established by the AICPA. Those
standards require that we plan and perform the examination
to obtain reasonable assurance about whether
management's assertion about compliance with the
specified requirements is fairly stated, in all material
respects. An examination involves performing procedures
to obtain evidence about whether management's assertion
is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our
judgment, including an assessment of the risks of material
misstatement of management's assertion, whether due to
fraud or error. We believe that the evidence we obtained is
sufficient and appropriate to provide a reasonable basis for our opinion.
We are required to be independent and to meet our other
ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.
Included among our procedures were the following tests
performed as of April 30, 2023, and with respect to
agreement of security purchases and sales or maturities, for the period from September 30, 2022 (the date of the
September 30th Funds' last examination) and for the period
from December 31, 2022 (the date of the December 31st
Fund's last examination), through April 30, 2023:
1.	Count and inspection of all securities located in the vault of
The Bank of New York Mellon Corporation in 570
Washington Blvd, Jersey City, NJ 07310.
2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers, pledgees, or transfer agents, if any;
3.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

4.	Reconciliation of the Funds' securities per the books and
records of the Funds to those of the Custodian;
5.	Agreement of pending purchase and sale activity for the
Funds as of April 30, 2023, if any, to documentation of corresponding subsequent bank statements;

6.	Agreement of five security purchases and five security
sales or maturities, since the date of the last examination, from the books and records of each Fund to corresponding bank statements;

7.	Confirmation of all repurchase agreements with
broker(s)/bank(s) and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian records, if any;

8.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control
Report ("SOC 1 Report") for the period April 1, 2022 -
March 31, 2023 and noted no relevant findings were reported in the areas of Asset Custody and Trade
Settlement.

Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2023, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Directors of BNY Mellon Investment Funds I and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.

      /s/ KPMG LLP
New York, New York
October 27, 2023

  October 27, 2023
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940

We, as members of management of BNY Mellon
Diversified Emerging Markets Fund, BNY Mellon Small
Cap Growth Fund, BNY Mellon Small Cap Value Fund,
BNY Mellon Small/ Mid Cap Growth Fund, and BNY
Mellon International Equity Fund (collectively, the
"September 30th Funds"), and BNY Mellon Global Fixed
Income Fund (the "December 31st Fund"), (collectively with the September 30th Funds, the "Funds"), each a series of BNY Mellon Investment Funds I, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered
Management Investment Companies" of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2023, and from September 30, 2022 (the date of the September 30th Funds' last examination) and from December 31, 2022 (the date of the December 31st Fund's last examination) through April 30, 2023.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2023, and from September 30, 2022 (the date of the September 30th Funds' last examination) and from December 31, 2022 (the date of the December 31st Fund's last examination) through April 30, 2023, with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon Investment Funds I


Jim Windels
Treasurer

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